Exhibit 99.3

SHANGPHARMA CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: SHP)

Form of Proxy for Annual General Meeting

to Be Held on December 12, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of ShangPharma Corporation, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on December 12, 2012 at 10:00 AM (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of the Ordinary Shares whose names are on the register of members of the Company at the close of business on November 13, 2012 (the “Record Date”) are entitled to receive notice of the AGM. The quorum of the AGM is two shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 14, 2012.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares to discuss Company affairs with management. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to its offices at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China or (ii) by attending in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: IR Department) at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

SHANGPHARMA CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: SHP)

Form of Proxy for Annual General Meeting

to Be Held on December 12, 2012

(or any adjourned or postponed meeting thereof)

I/We                                          of                                         , being the registered holder of                      ordinary shares 1, par value US$0.001 per share, of ShangPharma Corporation (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                      of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on December 12, 2012 at 10:00 AM (Hong Kong time).

Dated , 2012	Signature(s) [3]

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint more than one proxy to attend and act in his stead if he is the registered holder of more than one shares of the Company. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.